1-14970

P.E. 3-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2002

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company's core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company's outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company's businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers' demand, including general economic conditions, industry trends, and increased competition in each of the Company's markets; the Company's ability to implement successfully its cost reduction program; the Company's intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services; tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Enel

Press Release

ENELPOWER TO BUILD BRAZIL'S NORTH-SOUTH POWER TRANSMISSION BACKBONE

Rome, March 7, 2002 – Enelpower, the engineering and construction subsidiary of Italy's Enel S.p.A., has signed an agreement with Brazil's energy authority (ANEEL or *Agencia Nacional de Energia Electrica*) for the construction of a high-voltage 500 kV, 1,278 km electric-power transmission line, which will connect the north and the south of Brazil.

Enelpower will hold a 30-year Build-Operate-Transfer (BOT) concession for the transmission line, which will allow it to build, manage and even transfer the line to a third party. Running through Maranhao, Tocantins and Goias provinces, the new line will form part of Brazil's national grid (*Rede Basica*). Enelpower will also expand six existing primary sub-stations.

The project will have a total value of around 400 million euros and will take 24 months to build. It will be 70% funded through project financing arranged by the Banco Nacional de Desenvolvimento in the local currency. As part of the transaction, Enelpower will hold 90% of a special-purpose company, Novatrans, while the remaining 10% will be held by Civilia Engenharia Ltda.

The agreement with ANEEL follows the one signed in December 2000 for the construction of 1,095 km of high-voltage lines of which half has been completed, according to the schedule established by the contract.

This agreement makes Enelpower one of the key builders of Brazil's high-voltage transmission backbone. Enelpower Chief Executive Luigi Giuffrida said: "This new success in Brazil validates our strategy, which is aimed at exporting our expertise and our skills abroad for the development of important initiatives in the energy sector in markets with great growth potential."

Enelpower was incorporated in 1999 and inherited the assets and expertise of the Enel Group's engineering and construction unit. The services offered by Enelpower include feasibility studies, design, construction, start-up and maintenance of new thermal and hydro generating plants, as well as transmission lines and transformer stations. It also acquires holdings in special-purpose companies for the construction of large energy systems on the basis of BOO/BOT (Build-Own-Operate/Build-Operate-Transfer) contracts. In Italy, Enelpower is currently engaged in converting the power plants of Enel and Endesa Italia to combined cycles.

In 2001 the estimated revenue of Enelpower amounted to over 1 billion euros and the Company boasted an order backlog of about 3 billion euros.

Enel

Press Release

ENEL: THE PROCEEDINGS OF THE FORUM ON ENERGY IN SOUTHEASTERN EUROPE ORGANIZED BY ENELPOWER HAVE CONCLUDED

A promising step forward towards the creation of a transnational network for the transportation of energy through the Balkans

Milan, March 15, 2002 – The Forum on Energy in southeastern Europe ended today. Enelpower (the engineering and construction company of the Enel Group) organized the Forum to discuss the growth potential of the energy industry in southeastern Europe with the most important authorities from Bulgaria, Greece, Turkey, Rumania and Albania.

Among others, the following participated in the Forum: Bulgaria's Minister of Energy, Milko Kovachev; Turkey's Minister of Energy, Zeki Cakan; Albania's Minister of Energy, Viktor Doda; and Robert Mc Farlane, National Security Advisor under former U.S. President Ronald Reagan.

What emerged from the proceedings, which highlighted the potential of the Balkans, were the political will and the interest of the industrial representatives of a number of countries to create a transnational network for the transportation and supply of energy. The energy infrastructure and stock market in the Balkans are thus destined to grow and become an integral part of the European system.

The Forum also highlighted the increasing importance that southeastern Europe may acquire in the energy industry during the coming years as an alternative area with respect to that of the Persian Gulf.

Particular emphasis was given to the subject of infrastructure security and risk management in connection with the financing of the development plans the industry requires.

Enelpower's Chief Executive, Luigi Giuffrida, commented: "Judging by the interest of the participants, the Forum constituted a long-awaited high-level discussion platform. Subjects such as security and the necessity of transnational cooperation were discussed pragmatically. It is clear to everyone that a transnational network is fundamental for the development of the region's enormous potential.

Enel

Press Release

AFTER THE CONCLUSION OF THE BIDDING PROCESS, ENEL BEGINS NECESSARY PROCEDURES FOR THE TRANSFER OF EUROGEN

Rome, March 17, 2002 – The process of multiple-round bidding for the sale of Eurogen (7,008 MW of installed capacity) ended this afternoon.
The highest offer for the acquisition of 100% of Eurogen, amounting to 2.98 billion euros, was presented by the Edipower consortium. Including the company's debt, the offer's total value comes to around 3.7 billion euros.
Enel then began the procedures necessary for the formalization of the sale.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:

Name: Avv.Claudio Sartorelli
Title: Secretary of Enel Società per Azioni

Dated: March 22, 2002